SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A [Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 1)*

MOLEX INCORPORATED

(Name of Issuer)

Common Stock, $0.05 par value per share

(Title of Class of Securities)

608554101

(CUSIP Number)

Koch Industries, Inc.

4111 East 37th Street North

Wichita, Kansas 67220

Attn:  Raffaele G. Fazio

(316) 828-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 608554101		13D

1.	Names of Reporting Persons Koch Industries, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Kansas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 30,984,027 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,984,027 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 32.4% (2)

14.	Type of Reporting Person CO

(1)                                 Pursuant to the Voting Agreements described in Item 4, Koch Industries, Inc. may be deemed to have beneficial ownership of 30,895,875 shares of Common Stock, par value $0.05 per share (“Molex Common Stock”), and 88,152 shares of Class B Common Stock, par value $0.05 per share (“Molex Class B Common Stock”), of Molex Incorporated.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Koch Industries, Inc. that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)                                 Based on 95,560,076 shares of Molex Common Stock outstanding on August 1, 2013 as set forth in Molex’s Annual Report on Form 10-K for the fiscal year ended June 30, 2013 plus 88,152 shares of Molex Class B Common Stock, which are convertible, on a one for one basis, into Molex Common Stock any time at the option of the holder of the Molex Class B Common Stock.

CUSIP No. 608554101		13D

1.	Names of Reporting Persons Koch Connectors, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 30,984,027 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,984,027 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 32.4% (2)

14.	Type of Reporting Person CO

(1)                                 Pursuant to the Voting Agreements described in Item 4, Koch Connectors, Inc. may be deemed to have beneficial ownership of 30,895,875 shares of Molex Common Stock and 88,152 shares of Molex Class B Common Stock.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Koch Connectors, Inc. that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)                                 Based on 95,560,076 shares of Molex Common Stock outstanding on August 1, 2013 as set forth in Molex’s Annual Report on Form 10-K for the fiscal year ended June 30, 2013 plus 88,152 shares of Molex Class B Common Stock, which are convertible, on a one for one basis, into Molex Common Stock any time at the option of the holder of the Molex Class B Common Stock.

CUSIP No. 608554101	13D

EXPLANATORY NOTE:  This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the common stock, par value $0.05 per share (“Molex Common Stock”), and Class B Common Stock, par value $0.05 per share (“Molex Class B Common Stock”) of Molex Incorporated, a Delaware corporation (“Molex”).  The principal executive offices of Molex are located at 2222 Wellington Court, Lisle, Illinois 60532.  This Amendment No. 1 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to Molex on September 19, 2013 (the “Schedule 13D”).  Only the amended and supplemented items of the Schedule 13D are set forth in this Amendment No. 1.  All capitalized terms used, but not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by adding the following paragraphs at the end of the section titled “(a)-(b)”:

Molex informed the Reporting Persons that between October 10, 2013 and October 14, 2013, (i) 110,637 shares of Molex Common Stock and 17,788 shares of Molex Class A Common Stock indirectly beneficially owned by John H. Krehbiel, Jr., as trustee of the Krehbiel Children’s Trust dated December 15, 1976, were transferred from the trust to Jay Krehbiel (Frederick A. Krehbiel’s son) in connection with the termination of such trust, in accordance with its terms, upon the attainment of a certain age by the transferee, and (ii) 1,753,137 shares of Molex Common Stock, 52,921 shares of Molex Class A Common Stock and 2,552 shares of Molex Class B Common Stock indirectly beneficially owned by Frederick A. Krehbiel, as trustee of John H. Krehbiel, Sr., Trust H under agreement dated April 4, 1973, were transferred from the trust to Jay Krehbiel in connection with the termination of such trust, in accordance with its terms, upon the attainment of a certain age by the transferee.

In connection with these transfers, Jay Krehbiel, Koch and Merger Sub entered into an Agreement and Acknowledgement on October 14, 2013 and effective as of October 10, 2013 (the “Agreement and Acknowledgement”) pursuant to which Jay Krehbiel agreed, in accordance with the terms of that certain Voting and Support Agreement by and among John H. Krehbiel, Jr., Frederick A. Krehbiel, Krehbiel Limited Partnership, Krehbiel Children’s Trust dated December 15, 1976, John H. Krehbiel, Jr. Trust dated October 30, 1985, as amended, Frederick A. Krehbiel Trust dated June 4, 1981, as amended, John H. Krehbiel, Sr., Trust H under agreement dated April 4, 1973, Koch and Merger Sub (the “Krehbiel Family Voting Agreement”), which is one of the Voting Agreements, to be bound by all of the terms of the Krehbiel Family Voting Agreement with respect to the transferred shares to the same extent as if he had been an original signatory to the Krehbiel Family Voting Agreement.

The foregoing description of the Agreement and Acknowledgement is not complete and is qualified in its entirety by reference to the Agreement and Acknowledgement, which is filed as Exhibit 3 hereto and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit Number	Description
3	Agreement and Acknowledgement, dated as October 14, 2013, effective as of October 10, 2013, by and among Jay Krehbiel, Koch Industries, Inc. and Koch Connectors, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           October 15, 2013

KOCH INDUSTRIES, INC.

By:	/s/ Steven J. Feilmeier
Name:	Steven J. Feilmeier
Title:	Executive Vice President and Chief Financial Officer

KOCH CONNECTORS, INC.

By:	/s/ Jay L. Voncannon
Name:	Jay L. Voncannon
Title:	Vice President

[Signature Page to Amendment No.1 to Schedule 13D]